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09059902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/17/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~K P Securites LLC~~ Sanctuary Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 Beach Road Suite E
(No. and Street)

Belvedere (City) CA (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Pagan (415) 435-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines & Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
100

3-25

OATH OR AFFIRMATION

I, Keith Pagan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KP Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JORDAN ROBERT TWITCHELL
Commission # 1585491
Notary Public - California
Marin County
My Comm. Expires Jun 6, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KP SECURITIES LLC

Financial Statements
For the Period from October 17, 2007
(Commencement of Operations)
To December 31, 2008
Together with Auditor's Report
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Sole Member of
KP Securities LLC

We have audited the accompanying statement of financial condition of KP Securities LLC as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the period from October 17, 2007 (commencement of operations) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KP Securities LLC, as of December 31, 2008 and the results of its operations and its cash flows for the period from October 17, 2007 (commencement of operations) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of KP Securities LLC is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 27, 2009

KP SECURITIES LLC
Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$18,184
Other assets	847
TOTAL ASSETS	$ 19,031
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 2,187
TOTAL LIABILITIES	2,187
Member's equity	16,844
TOTAL LIABILITIES AND MEMBER'S EQUITY	$19,031

The accompanying notes are an integral part of these financial statements.

KP SECURITIES LLC
Statement of Operations
For the Period from October 17, 2007 (Commencement of Operations) to December 31, 2008

Revenues:	
Commissions	$769,242
Conference income	5,650
Interest income	104
Total revenues	774,996
Expenses:	
Salaries and wages	68,773
Payroll taxes	8,288
Employee and member benefits	45,922
Commissions	5,000
Professional fees	23,339
Regulatory and other fees	7,644
Insurance	824
Rent and utilities	15,373
Dues and subscriptions	3,396
Office expenses	11,567
Telephone and data services	8,730
Travel and entertainment	28,162
Depreciation	5,651
Other operating expenses	3,719
Total expenses	236,388
Net income	$538,608

KP SECURITIES LLC
Statement of Changes in Member's Equity
For the Period from October 17, 2007 (Commencement of Operations) to December 31, 2008

Balance at October 17, 2007	$ 15,698
Net income	538,608
Member distributions	(537,462)
Balance at December 31, 2008	$ 16,844

The accompanying notes are an integral part of these financial statements.

KP SECURITIES LLC
Statement of Cash Flows
For the Period from October 17, 2007 (Commencement of Operations) to December 31, 2008

Cash Flows from Operating Activities:	
Net income	$ 538,608
Adjustments to reconcile net income with net cash provided by operating activities:	
Depreciation and amortization	5,651
Change in assets and liabilities:	
Increase in other assets	(782)
Increase in accounts payable and accrued expenses	2,187
Net Cash Provided by Operating Activities	545,664
Cash Flows from Investing Activities:	
Acquisition of office equipment	(5,651)
Net Cash Used by Investing Activities	(5,651)
Cash Flows from Financing Activities:	
Member distributions	(537,462)
Net Cash Used by Financing Activities	(537,462)
Net increase in cash	2,551
Cash – October 17, 2007	15,633
Cash – December 31, 2008	$ 18,184
Supplemental schedule of cash flow information	
Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ 1,600

The accompanying notes are an integral part of these financial statements.

KP SECURITIES LLC
Notes to Financial Statements
December 31, 2008

(1) Organization and Operation

KP Securities LLC (the "Company") is a California Limited Liability Company formed on August 9, 2006 and commenced operations on October 17, 2007. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On December 31, 2008, a membership interest purchase agreement ("the Agreement") was entered into between the Company's sole member ("the Seller"), and a Buyer, to exchange all membership interests in the Company for consideration. In conjunction with this transaction, the parties will file a Continuing Membership Application with FINRA pursuant to NASD Rule 1017. If the Company does not receive FINRA approval of the transaction by June 30, 2009, the Buyer or Seller may terminate the agreement without penalty and any consideration exchanged will be returned.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the sole member.

Allocation of Income and Losses

The net income of the Company for the period is allocated to the members in accordance with their capital interest.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $15,997 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2008

KP SECURITIES LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$16,844
Less:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	16,844
Deductions and/or charges	
Non-allowable assets:	
Other non-allowable assets	847
Net capital before haircuts on securities positions	15,997
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$15,997

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 2,187
Total aggregate indebtedness	$ 2,187

The preceding notes are an integral part of this supplemental information.

KP SECURITIES LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$15,997
Net capital per audited report	$15,997

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 146
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$10,997
Excess net capital at 1000%	$15,778
Ratio: Aggregate indebtedness to net capital	0.14 to 1

KP SECURITIES LLC

Independent Auditors' Report
of Internal Accounting Control

Required by SEC Rule 17a-5

For the Period from October 17, 2007
(Commencement of Operations)
To December 31, 2008

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Sole Member of
KP Securities LLC

In planning and performing our audit of the financial statements of KP Securities LLC (the "Company") as of and for the period from October 17, 2007 (commencement of operations) to December 31, 2008 (on which we issued our report dated February 27, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be significant deficiencies or material weaknesses, as defined above.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 27, 2009, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Commission's objectives.

The report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 27, 2009